# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Under Armour, Inc., CIK 0001336917
CUSIP: 904311107
Title of class of securities: Class A Common Stock ("Class A Shares")
Address of issuer's principal executive offices: 101 PERFORMANCE DRIVE, BALTIMORE, Maryland (MD), 21230
Date of event which requires filing of this statement: 12/30/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000915191
Persons authorized to receive notices and communications: Sean J. Skiffington, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario Canada (A6), M5L 1E8, 647.280.5756; Ryan E. Robski, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario Canada (A6), M5L 1E8, 416.302.1391

## Reporting persons
- V. PREM WATSA (CIK 0000938869): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,958,923; sole dispositive power 0; shared dispositive power 41,958,923; aggregate amount beneficially owned 41,958,923 (22.2% of the class)
- THE SECOND 810 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,958,923; sole dispositive power 0; shared dispositive power 41,958,923; aggregate amount beneficially owned 41,958,923 (22.2% of the class)
- THE SECOND 1109 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,958,923; sole dispositive power 0; shared dispositive power 41,958,923; aggregate amount beneficially owned 41,958,923 (22.2% of the class)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED (CIK 0001217251): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,958,923; sole dispositive power 0; shared dispositive power 41,958,923; aggregate amount beneficially owned 41,958,923 (22.2% of the class)
- FAIRFAX FINANCIAL HOLDINGS LIMITED (CIK 0000915191): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,958,923; sole dispositive power 0; shared dispositive power 41,958,923; aggregate amount beneficially owned 41,958,923 (22.2% of the class)
- FFHL GROUP LTD. (CIK 0001275984): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 28,428,449; sole dispositive power 0; shared dispositive power 28,428,449; aggregate amount beneficially owned 28,428,449 (15.1% of the class)
- FAIRFAX (US) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 28,428,449; sole dispositive power 0; shared dispositive power 28,428,449; aggregate amount beneficially owned 28,428,449 (15.1% of the class)
- ODYSSEY GROUP HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,799,447; sole dispositive power 0; shared dispositive power 9,799,447; aggregate amount beneficially owned 9,799,447 (5.2% of the class)
- ODYSSEY REINSURANCE COMPANY (CIK 0001243947): type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,799,447; sole dispositive power 0; shared dispositive power 9,799,447; aggregate amount beneficially owned 9,799,447 (5.2% of the class)
- CRUM & FORSTER HOLDINGS CORP. (CIK 0001168338): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,629,002; sole dispositive power 0; shared dispositive power 18,629,002; aggregate amount beneficially owned 18,629,002 (9.9% of the class)
- UNITED STATES FIRE INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,629,002; sole dispositive power 0; shared dispositive power 18,629,002; aggregate amount beneficially owned 18,629,002 (9.9% of the class)
- THE NORTH RIVER INSURANCE COMPANY (CIK 0001276001): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,537,154; sole dispositive power 0; shared dispositive power 4,537,154; aggregate amount beneficially owned 4,537,154 (2.4% of the class)
- FAIRFAX UK HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,873,000; sole dispositive power 0; shared dispositive power 2,873,000; aggregate amount beneficially owned 2,873,000 (1.5% of the class)
- BRIT GROUP HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,873,000; sole dispositive power 0; shared dispositive power 2,873,000; aggregate amount beneficially owned 2,873,000 (1.5% of the class)
- BRIT INSURANCE HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,873,000; sole dispositive power 0; shared dispositive power 2,873,000; aggregate amount beneficially owned 2,873,000 (1.5% of the class)
- BRIT REINSURANCE (BERMUDA) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,873,000; sole dispositive power 0; shared dispositive power 2,873,000; aggregate amount beneficially owned 2,873,000 (1.5% of the class)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 10,657,474; sole dispositive power 0; shared dispositive power 10,657,474; aggregate amount beneficially owned 10,657,474 (5.6% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 10,657,474; sole dispositive power 0; shared dispositive power 10,657,474; aggregate amount beneficially owned 10,657,474 (5.6% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 10,657,474; sole dispositive power 0; shared dispositive power 10,657,474; aggregate amount beneficially owned 10,657,474 (5.6% of the class)
- ALLIED WORLD ASSURANCE COMPANY, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 10,657,474; sole dispositive power 0; shared dispositive power 10,657,474; aggregate amount beneficially owned 10,657,474 (5.6% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,028,748; sole dispositive power 0; shared dispositive power 8,028,748; aggregate amount beneficially owned 8,028,748 (4.3% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,028,748; sole dispositive power 0; shared dispositive power 8,028,748; aggregate amount beneficially owned 8,028,748 (4.3% of the class)
- ALLIED WORLD INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,028,748; sole dispositive power 0; shared dispositive power 8,028,748; aggregate amount beneficially owned 8,028,748 (4.3% of the class)
- AW UNDERWRITERS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 607,700; sole dispositive power 0; shared dispositive power 607,700; aggregate amount beneficially owned 607,700 (0.3% of the class)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 607,700; sole dispositive power 0; shared dispositive power 607,700; aggregate amount beneficially owned 607,700 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock ("Class A Shares")
Name of issuer: Under Armour, Inc.
Address of issuer's principal executive offices: 101 PERFORMANCE DRIVE, BALTIMORE, Maryland (MD), 21230

## Item 2. Identity and Background
Name of person filing:
(i) V. PREM WATSA
(ii) THE SECOND 810 HOLDCO LTD.
(iii) THE SECOND 1109 HOLDCO LTD.
(iv) THE SIXTY TWO INVESTMENT COMPANY LIMITED
(v) FAIRFAX FINANCIAL HOLDINGS LIMITED
(vi) FFHL GROUP LTD.
(vii) FAIRFAX (US) INC.
(viii) ODYSSEY GROUP HOLDINGS, INC.
(ix) ODYSSEY REINSURANCE COMPANY
(x) CRUM & FORSTER HOLDINGS CORP.
(xi) UNITED STATES FIRE INSURANCE COMPANY
(xii) THE NORTH RIVER INSURANCE COMPANY
(xiii) FAIRFAX UK HOLDINGS LIMITED
(xiv) BRIT GROUP HOLDINGS LIMITED
(xv) BRIT INSURANCE HOLDINGS LIMITED
(xvi) BRIT REINSURANCE (BERMUDA) LIMITED
(xvii) 1102952 B.C. UNLIMITED LIABILITY COMPANY
(xviii) ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
(xix) ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD
(xx) ALLIED WORLD ASSURANCE COMPANY, LTD
(xxi) ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD
(xxii) ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.
(xxiii) ALLIED WORLD INSURANCE COMPANY
(xxiv) AW UNDERWRITERS INC.
(xxv) ALLIED WORLD SPECIALTY INSURANCE COMPANY
Residence or business address:
(i) 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
(ii) 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada M5J 2N7
(iii) 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada M5J 2N7
(iv) 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada V6C 3L2
(v) 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
(vi) 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
(vii) 401 East Corporate Drive, Suite 200, Lewisville, Texas, 75057, USA
(viii) 300 First Stamford Place, Stamford, Connecticut, USA 06902
(ix) 300 First Stamford Place, Stamford, Connecticut, USA 06902
(x) 1209 Orange Street, Wilmington, Delaware, USA 19801
(xi) 1209 Orange Street, Wilmington, Delaware, USA 19801
(xii) 305 Madison Avenue, Morristown, New Jersey, USA, 07962
(xiii) The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;
(xiv) The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;
(xv) The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;
(xvi) Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11
(xvii) 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada V6C 3L2
(xviii) 27 Richmond Road, Pembroke, Bermuda HM 08
(xix) 27 Richmond Road, Pembroke, Bermuda HM 08
(xx) 27 Richmond Road, Pembroke, Bermuda HM 08
(xxi) 27 Richmond Road, Pembroke, Bermuda HM 08
(xxii) 1209 Orange Street, Wilmington, Delaware, USA 19801
(xxviii) 199 Water Street, 26th Floor, New York, New York USA 10038
(xxiv) 199 Water Street, 26th Floor, New York, New York USA 10038
(xxv) 199 Water Street, 26th Floor, New York, New York USA 10038
Present principal occupation or employment: For each of the Reporting Persons, a full response to Item 2(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Exhibit 99.1 hereto.
Criminal convictions in the last five years:
(i) No
(ii) No
(iii) No
(iv) No
(v) No
(vi) No
(vii) No
(viii) No
(ix) No
(x) No
(xi) No
(xii) No
(xiii) No
(xiv) No
(xv) No
(xvi) No
(xvii) No
(xviii) No
(xix) No
(xx) No
(xxi) No
(xxii) No
(xxiii) No
(xxiv) No
(xxv) No
Civil proceedings (securities laws) in the last five years:
(i) No
(ii) No
(iii) No
(iv) No
(v) No
(vi) No
(vii) No
(viii) No
(ix) No
(x) No
(xi) No
(xii) No
(xiii) No
(xiv) No
(xv) No
(xvi) No
(xvii) No
(xviii) No
(xix) No
(xx) No
(xxi) No
(xxii) No
(xxiii) No
(xxiv) No
(xxv) No
Citizenship:
(i) CANADA
(ii) CANADA
(iii) CANADA
(iv) BRITISH COLUMBIA
(v) CANADA
(vi) CANADA
(vii) DELAWARE
(viii) DELAWARE
(ix) CONNECTICUT
(x) DELAWARE
(xi) DELAWARE
(xii) NEW JERSEY
(xiii) UNITED KINGDOM
(xiv) UNITED KINGDOM
(xv) UNITED KINGDOM
(xvi) BERMUDA
(xvii) CANADA
(xviii) BERMUDA
(xix) BERMUDA
(xx) BERMUDA
(xxi) BERMUDA
(xxii) DELAWARE
(xxviii) NEW HAMPSHIRE
(xxiv) DELAWARE
(xxv) DELAWARE

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for the purchase of the Class A Shares beneficially owned by the Reporting Persons was cash on hand from existing investment portfolios.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Class A Shares for investment purposes. One or more entities affiliated with Fairfax, including one or more of the Reporting Persons, may determine to purchase additional securities of Under Armour, Inc. in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the Reporting Persons has any present plans to sell any Shares or other securities of Under Armour, Inc., one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of such securities. The Reporting Persons have no present intention to effect any of the transactions specified in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Based on the most recent information available, the aggregate number and percentage of Shares (the securities identified by Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

The percentage of Class A Shares beneficially owned by each of the Reporting Persons was calculated based on 188,834,386 Class A Shares outstanding as of October 31, 2025, as reported by Under Armour, Inc.
Number of shares as to which each person has sole or shared power to vote or dispose: The numbers of Class A Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Exhibit 99.2, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Exhibit 99.1 for each of the Reporting Persons, beneficially owns, or has acquired or disposed of, any Class A Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Class A Shares held by the Reporting Persons other than each of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Directors and Officers of the Reporting Persons

Exhibit 99.2 Transactions in the Class A Shares of the Issuer by the Reporting Persons During the Last Sixty (60) Days

Exhibit 99.3 Joint Filing Agreement dated as of January 5, 2026 among the Reporting Persons

## Signatures
- V. PREM WATSA: /s/ V. Prem Watsa, V. Prem Watsa (01/05/2026)
- THE SECOND 810 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, Director (01/05/2026)
- THE SECOND 1109 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (01/05/2026)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: /s/ V. Prem Watsa, V. Prem Watsa, President (01/05/2026)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: /s/ Peter Clarke, Peter Clarke, President and Chief Operating Officer (01/05/2026)
- FFHL GROUP LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (01/05/2026)
- FAIRFAX (US) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- ODYSSEY GROUP HOLDINGS, INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- ODYSSEY REINSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- CRUM & FORSTER HOLDINGS CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- UNITED STATES FIRE INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- THE NORTH RIVER INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- FAIRFAX UK HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (01/05/2026)
- BRIT GROUP HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (01/05/2026)
- BRIT INSURANCE HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (01/05/2026)
- BRIT REINSURANCE (BERMUDA) LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (01/05/2026)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- ALLIED WORLD ASSURANCE COMPANY, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- ALLIED WORLD INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- AW UNDERWRITERS INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (01/05/2026)
Comment: Power of attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on March 9, 2020).
Power of attorney, dated June 14, 2021 (incorporated by reference to Exhibit 5 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on June 14, 2021).